One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

November 13, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Equity Trust (the “Trust”)

485A Filing

CIK 0000034273

File No. 811-00945

Ladies and Gentlemen:

Thank you for your additional telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on November 11, 2020, pertaining to the above referenced 485A filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on August 31, 2020. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Regarding response #5 in your previous response letter, the Staff’s continues to believe that “New Leaders” in the name of the fund indicates a type of investment that, under Rule 35d-1, and should have any accompanying 80% policy. The 80% policy should also define in the Principal Investment Strategies what is a New Leader.

Response: We have thoroughly reviewed Rule 35d-1 and related guidance, and we do not believe the term “new leaders” in the fund’s name to be subject to the name rule, as the term “new leaders” is not descriptive of a particular type of investment but instead indicates an investment strategy. We have amended the disclosure to clarify the intended meaning of “new leaders” as follows: “The fund’s subadviser, Sustainable Growth Advisers, LP (“SGA”), uses an investment process to identify companies that it believes have a high degree of predictability, strong profitability and above average earnings and cash flow growth. From such companies, SGA identifies “new leaders” which are companies early in their life cycle, with a focus on companies that demonstrate high quality balance sheets and sustainable revenue and earnings which the subadviser believes is an indicator of a company’s positive growth trajectory. The fund’s assets are expected to be primarily invested in such companies.” However, we have made no other changes in response to this item.

2.	Comment: Regarding response #14 in your previous response letter, please disclose what “model/emulation assets” means in Item 10 where the subadviser’s experience is described.

Response: We have added the following sentence, “Model/emulation assets refer to assets for which SGA is under contract to deliver a model portfolio only; they are not considered regulatory assets under management.”

Securities distributed by VP Distributors, LLC

One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Holly van den Toorn at 404-845-7679. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Holly van den Toorn, Esq.

Ralph Summa

Securities distributed by VP Distributors, LLC